Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
DISH DBS Corporation:
We consent to the use of our report dated March 16, 2009 with respect to the consolidated balance sheets of DISH DBS Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholder’s equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2008, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.
Our report refers to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007.
KPMG LLP
Denver, Colorado
August 21, 2009